UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2023 Commission File Number: 001-36363
TARENA INTERNATIONAL, INC.

6/F, No. 1 Andingmenwai Street,

Litchi Tower, Chaoyang District,

Beijing 100011, People’s Republic of China

Tel: +86 10 6213-5687

1/F, Block A, Training Building,

65 Kejiyuan Road, Baiyang Jie Dao,

Economic Development District,

Hangzhou 310000, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Tarena Announces New Chief Financial Officer

Tarena International, Inc. (“Tarena” or the “Company”) has appointed Mr. Xiaobo Shao as its chief financial officer, effective July 1, 2023. Ms. Ping Wei has tendered her resignation as the Company’s chief financial officer, for personal reasons without involving any disagreement with the Company, effective July 1, 2023.

Mr. Shao previously served as the chief financial officer of I Do between 2021 to 2022. From 2020 to 2021, Mr. Shao was a senior operations specialist at the education and tutoring department of Ant Financial. From 2013 to 2019, Mr. Shao was a vice president at BabyTree Group (SEHK: 1761). From 2012 to 2013, Mr. Shao served as a senior manager at NQ Mobile. From 2011 to 2012, Mr. Shao worked at Wanwang Zhicheng Technology Co., Ltd., a subsidiary of Alibaba. Mr. Shao co-founded Brook & Harvest Consulting between 2008 and 2011. From 2005 to 2008, Mr. Shao was an internal audit supervisor at Sun Life Everbright. From 2003 to 2005, Mr. Shao was a financial accountant with Motorola China. From 2002 to 2003, Mr. Shao was a tax consultant with Deloitte Touche Tohmatsu.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARENA INTERNATIONAL, INC.

	By:	/s/ Ying Sun
	Name:	Ying Sun
	Title:	Chief Executive Officer

Date: June 29, 2023